April 15, 2010

Lauren Nguyen, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form S-3 (File No. 333-165147)
Filed on March 2, 2010

Dear Ms. Nguyen:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated March 25, 2010 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

REGISTRATION STATEMENT ON FORM S-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General

Lauren Nguyen, Esq.
April 15, 2010

Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the Registrant and each issuing entity previously established directly or indirectly by the Registrant or any affiliate of the Registrant have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

On December 22, 2009, the Registrant merged with its affiliate, Bear Stearns Commercial Mortgage Securities Inc. (“BSCMI”).  Prior to the merger, BSCMI (CIK Code 908987) had its own Form S-3 registration statement (File No. 333-146993) (the “BSCMI Registration Statement”) pursuant to which commercial mortgage pass-through certificates may be offered.  The Registrant is the surviving entity of the merger.

Prior to the newly filed Registration Statement becoming effective, the Registrant intends to withdraw the BSCMI Registration Statement and increase the amount of securities to be registered in its new Registration Statement in an amount permitted by the offset of filing fees associated with the unsold securities under the BSCMI Registration Statement pursuant to Rule 457(p).

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the final prospectus or at such later date as the Commission, by rule, regulation or Staff interpretation of general applicability to commercial mortgage-backed securities, may permit during the term of the Registration Statement.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Lauren Nguyen, Esq.
April 15, 2010

The Registrant confirms that all material terms of the finalized agreements for each offering will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b).

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

The Registrant confirms that the Base Prospectus disclosure includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

PROSPECTUS SUPPLEMENT

5.	Disclaimers of liability are inappropriate in a disclosure document. Please remove the disclaimer in the last sentence of the second full paragraph on page S-44 and any similar disclaimers throughout.

The Registrant has removed the last sentence in the Risk Factor “Risks Relating to Underwritten Net Cash Flow” on page S-40 of the Prospectus Supplement in response to the Staff’s comment.  The Registrant has reviewed the Base Prospectus and Prospectus Supplement and does not believe that any other similar disclaimers exist therein.

6.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The Registrant confirms its obligation to describe the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.  These types of affiliations will be described in the separately captioned section for each such entity; Item 1119 does not require a separately captioned legal proceedings section.  Bracketed placeholders are included in the Prospectus Supplement for each such entity under “Description of the Mortgage Pool—

Lauren Nguyen, Esq.
April 15, 2010

The Sponsor(s)” on page S-65, “Description of the Mortgage Pool—The Depositor” on page S-66, “Description of the Mortgage Pool—The Originators” on page S-66, “Description of the Mortgage Pool—The Mortgage Loan Seller[s]” on page S-67, “Description of the Certificates—The Issuing Entity” on page S-101, “Description of the Certificates—The Trustee, Certificate Registrar and Authenticating Agent” on page S-102, “Description of Swap Contract—The Swap Counterparty” on page S-104, “Servicing of the Mortgage Loans—The Master Servicer” on page S-107 and “Servicing of the Mortgage Loans—The Special Servicer” on page S-108.

7.	Please add a separately captioned section describing legal proceedings as required by Item 1117 of Regulation AB.

The Registrant confirms its obligation to describe any legal proceedings pending against the Sponsor, the Depositor or any of the other entities described in Item 1117 of Regulation AB that would be material to security holders.  These types of legal proceedings will be described in the separately captioned section for each such entity; Item 1117 does not require a separately captioned legal proceedings section.  Bracketed placeholders are included in the Prospectus Supplement for each such entity under “Description of the Mortgage Pool—The Sponsor(s)” on page S-65, “Description of the Mortgage Pool—The Depositor” on page S-66, “Description of the Mortgage Pool—The Originators” on page S-66, “Description of the Mortgage Pool—The Mortgage Loan Seller[s]” on page S-67, “Description of the Certificates—The Issuing Entity” on page S-101, “Description of the Certificates—The Trustee, Certificate Registrar and Authenticating Agent” on page S-102, “Description of Swap Contract—The Swap Counterparty” on page S-103, “Servicing of the Mortgage Loans—The Master Servicer” on page S-107 and “Servicing of the Mortgage Loans—The Special Servicer” on page S-108.

Risk Factors - Limited Information Causes Uncertainty, page S-50

8.
We note that some mortgage loans to be included in the pool assets have limited or no historical operating information available with respect to the related mortgaged properties because some loans “were made to enable the related borrower to acquire the related mortgaged property.”  Please revise to explain the quoted language.

The Registrant has modified the Risk Factor “Limited Information Causes Uncertainty” on page S-46 of the Prospectus Supplement in response to the Staff’s comment.

Lauren Nguyen, Esq.
April 15, 2010

9.
In addition, explain whether limited or no historical operating information would constitute an exception to the underwriting standards and describe the types of exceptions that may have been made to the underwriting standards.

Properties with limited or no historical operating information would not constitute an exception to the Sponsor’s underwriting guidelines.  As described more fully below, the criteria described in “Description of the Mortgage Pool—Underwriting Guidelines and Processes” in the Prospectus Supplement are general in nature and reflect that each commercial mortgage loan is unique.  The Registrant notes that commercial mortgage loan underwriting does not lend itself to a standardized approach in which detailed criteria are listed with exceptions noted.  An originator’s determinations will depend on the proposed terms of each particular loan and numerous aspects of the related mortgaged properties, which are described in other sections of the Prospectus Supplement to the extent material.

The Registrant believes that the nature and application of underwriting guidelines in commercial mortgage lending is distinguishable in many respects from those related to other types of assets that have backed asset-backed securities.  As the underwriting guidelines set forth in the Prospectus Supplement indicate, a commercial mortgage lender’s review of its real estate collateral is not limited to the receipt and review of an appraisal.  The Sponsor also considers the use, location, tenancies and cash flow at the mortgaged properties (although the appraiser would also consider these factors), as well as the physical condition of the mortgaged property based on third-party environmental and engineering reports.  This contrasts with, for example, residential mortgage lending, in which the real estate does not produce income and the lender’s property review rarely extends beyond an inspection and appraisal, with a comparison of the value to specific loan-to-value ratios set forth in the originator’s underwriting criteria.  In addition, a commercial mortgage lender’s consideration of the income necessary to support debt service involves a review of occupancy rates, rent rolls, the quality and nature of tenants, rents due from tenants under their leases, market rental rates in the general location of the property, historical costs of operating the property and other factors.  For example, two properties with the same net cash flow may be viewed as materially different because of the credit quality of their tenants, the diversity of the tenant base, the lengths of the leases, the likely affect of any vacancies on the attractiveness of the property to future prospective tenants and other factors.  This generally contrasts with historical underwriting practices in the origination of consumer receivables, in which the consumer’s ability to pay is often underwritten on the basis of credit scores, and/or documented or undocumented income and employment, with a comparison of the statistical information to specific thresholds set forth in the

Lauren Nguyen, Esq.
April 15, 2010

originator’s underwriting criteria.  As regards these distinctions, the Registrant also notes that its Base Prospectus and Prospectus Supplement together contemplate the disclosure of numerous risk factors associated with the unique aspects of commercial mortgage loan underwriting.

Significant Mortgage Loans, page S-57

10.	Revise to define the term “significant mortgage loan” and provide the bracketed form disclosure.

The Registrant has modified the subsection “Description of the Mortgage Pool—Significant Mortgage Loans” on page S-52 of the Prospectus Supplement in response to the Staff’s comment.

The Depositor, page S-70

11.	Revise to discuss any prior securitizations organized by the depositor, including any that have experienced an event of default, early amortization or triggering event.

The Registrant has disclosed the information set forth in Items 1104(c) and (d) of Regulation AB in “Description of the Mortgage Pool—The Sponsor(s)” on pages S-64- 65 of the Prospectus Supplement.  With respect to securitizations organized by the Depositor, Item 1106 of Regulation AB requires disclosure of the information set forth in Items 1104(c) and (d) of Regulation AB with respect to the Depositor only if such information would be materially different from such information already disclosed with respect to the Sponsor.  The Registrant has only organized securitizations with JPMorgan Chase Bank, N.A., as sponsor.  As such, the information set forth in Items 1104(c) and (d) of Regulation AB would be identical with respect to the Sponsor and the Depositor.  Therefore, the Registrant has not included such duplicative disclosure in “Description of the Mortgage Pool—The Depositor” on page S-65 of the Prospectus Supplement.

In addition, based on its understanding that early amortization or triggering events are analogous to events of default in corporate debt transactions, the Registrant does not believe that there has been any event of the kind described in Item 1104(c) of Regulation AB that is material to an analysis of the origination or performance of assets of the type in the illustrative pool described in the Prospectus Supplement.  Therefore no disclosure to that effect has been included in “Description of the Mortgage Pool—The Sponsor(s)” on page S-64 of the Prospectus Supplement because the Registrant

Lauren Nguyen, Esq.
April 15, 2010

understands Rule 1104(c) not to require negative assurance of that fact, but rather affirmative disclosure if such events have occurred.

BASE PROSPECTUS

Ability to Incur Other Borrowings Entails Risk, page 18

12.
We note that certain mortgage loans to be included in respective pools allow the borrower to incur additional subordinate or mezzanine debt in the future.  Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future.

In connection with any takedown involving loans that allow additional secured subordinate debt or mezzanine debt after the takedown occurs, the Registrant will undertake to include in the related pooling and servicing agreement a requirement that the applicable servicer report to the trustee, for inclusion in the Form 10-D for the period in which the debt is incurred, certain information relating to such additional debt that is actually incurred and for which the applicable servicer has received notice or itself granted approval.

13.	Refer to the second-to-last sentence under this risk factor. Describe the types of preferred equity that may be issued by borrowers under certain mortgage loans and disclose the attendant risks.

The Registrant has revised the Risk Factor “Ability to Incur other Borrowings Entails Risk” on page 18 of the Base Prospectus in response to the Staff’s comment.

MBS, page 38

14.	We note your disclosure that the pool may include private mortgage-backed securities. Please revise to provide an analysis explaining how you will comply with Rule 190.

The Registrant has added a paragraph regarding private mortgage-backed securities in “Description of the Trust Funds—MBS” on page 38 of the Base Prospectus in response to the Staff’s comment.

Lauren Nguyen, Esq.
April 15, 2010

15.	Please confirm to us that you will update your disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities included in the pool.

The Registrant confirms that it will update its disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities included in a pool.

Description of the Certificates, page 48

16.	We note that you may offer reset rate certificates in a shelf takedown. Please revise the form of prospectus supplement to provide the bracketed form disclosure regarding reset rate certificates.

Because the Registrant has never issued, and does not anticipate that it will issue, any reset rate certificates as previously described under “Description of the Certificates” in the Base Prospectus, it has deleted references to “reset rate certificates” and “remarketing” in that section, and any related disclosure from the Base Prospectus.

17.	Please identify the remarketing agents and disclose whether they are affiliates in the prospectus supplement.

See response to 16 above.

18.
Tell us what the administrator’s role is with regards to setting terms for remarketing. Confirm, if true, that those decisions are made by the remarketing agents alone, although they may get information from the administrator.

See response to 16 above.

19.
In a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus.  See footnote 193 of Release 33-8518.  To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-

Lauren Nguyen, Esq.
April 15, 2010

effective amendment, as appropriate, to update the prospectus.  Confirm that you will follow this practice.

See response to 16 above.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc:  Bianca A. Russo, Esq.
cc:  Michael S. Gambro, Esq.